Exhibit 99.1

First Mining Announces Appointment of Vice President, Exploration

VANCOUVER, BC, Oct. 12, 2021 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce the appointment of James Maxwell as Vice President, Exploration effective October 25, 2021.

James is a professional geoscientist with over 20 years of industry experience with a focus on exploration and development of orogenic gold discoveries, and has been part of discovery teams responsible for five major gold discoveries in Nunavut and Red Lake, Ontario.  James was previously with Sabina Gold & Silver Corp. as Director of Exploration where he helped establish a 6.0 million-ounce gold resource base from discovery to the feasibility study level.  Prior to working in Nunavut, James established an early career in the Birch-Uchi and Red Lake Greenstone belts where his team earned a Northwestern Ontario Prospectors Association Discovery of the Year Award for the Rahill-Bonanza discovery.  He is a long-standing member of the PDAC Health & Safety Committee and was a recent speaker for the 2019 Newgen Gold Conference held in Perth, Australia.  James holds a Bachelor of Science from the University of Manitoba with a focus on geological sciences and is registered with the Professional Geoscientists Ontario ("PGO") and the Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists ("NAPEG").

"We are very pleased to have James joining the First Mining team," stated Dan Wilton, CEO of First Mining.  "His strong background in Red Lake geology, his experience at Sabina in adding value to existing deposits through regional exploration, and his passion for discovery make him an ideal candidate to lead First Mining's efforts to surface the significant geologic potential of our portfolio of Canadian gold projects.  First Mining controls the largest land package in the underexplored Birch-Uchi greenstone belt and we look forward to having James lead our efforts to prove that the current gold resource base at Springpole is the starting point, not the end, of gold discovery in the district."

About First Mining Gold Corp.

First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada. The results of a positive Pre-Feasibility Study for the Springpole Gold Project were announced by First Mining in January 2021, and permitting activities are on-going with submission of an Environmental Impact Statement ("EIS") for the project targeted for 2022. The Company also holds a large equity position in Treasury Metals Inc. who are advancing the Goliath Gold Complex toward construction. First Mining's portfolio of gold projects in eastern Canada also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Hope Brook (being advanced in partnership with Big Ridge Gold Corp.), Cameron, Duparquet, Duquesne, and Pitt gold projects.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", "targeted", "advancing", "proving" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the geologic potential of the Company's portfolio of Canadian gold projects; (ii)  the Company's focus on advancing its assets towards production; (iii) timing for the submission of the EIS for the Springpole Gold Project; and (iv) realizing the value of the Company's gold projects for the Company's shareholders. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approval for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2020 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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%CIK: 0001641229

For further information: Richard Huang, Vice President, Corporate Development, Direct: +1 604 639 8824, Toll Free: 1 844 306 8827, Email: rhuang@firstmininggold.com; www.firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 12-OCT-21